FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

MAG Silver Corp.

(SEC File No. 0-50437)

328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F  [X]

          Form 40-F   [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes   [   ]           No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2005

        “R. Michael Jones”

R. MICHAEL JONES

Director

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

MAG SILVER CORP.

328 – 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:

(604) 630-1399

Facsimile:

(604) 484-4710

Item 2.

Date of Material Change: April 4, 2005

ITEM 3.

                PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated April 4, 2005

ITEM 4.

                SUMMARY OF MATERIAL CHANGE

MAG Silver Corp. (TSXV:MAG) along with Industrias Peñoles S.A. de C.V., announced the signing of a binding letter agreement for the establishment of an exploration Joint Venture covering MAG’s wholly-owned 8,302 hectare Juanicipio Property in Zacatecas, Mexico.

ITEM 5.

                FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated April 4, 2005.

ITEM 6.

                RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)   N/A

ITEM 7.

OMITTED INFORMATION  N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Dan MacInnis, President & CEO Phone: (604) 630-1399

ITEM 9.

                STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 7th day of April, 2005.

MAG Silver Corp.

“Dan MacInnis”

Dan MacInnis, President & CEO

MAG Silver Corp.

MATERIAL CHANGE REPORT

328 – 550 Burrard Street, Vancouver BC, V6C 2B5

For Immediate Release

April 04, 2005

MAG SILVER AND PENOLES ANNOUNCE JOINT VENTURE

AT JUANICIPIO.

Vancouver, B.C.......MAG Silver Corp. (TSXV:MAG) and Industrias Penoles S.A. de C.V., announced today the signing of a binding letter agreement for the establishment of an exploration Joint Venture covering MAG's wholly-owned 8,302 hectare Juanicipio Property in Zacatecas, Mexico. Industrias Penoles is the largest silver producer in the world and owns and operates the Fresnillo Silver Mine.  The Juanicipio Joint Venture property is located adjacent to the Fresnillo Mine, the world's richest silver producing operation.

MAG Silver President Dan MacInnis said "Penoles has the entire infrastructure, mining expertise and smelter facilities to bring to fruition any successful exploration discoveries within the Joint Venture area.  We look forward to the next phase of exploration drilling at Juanicipio, building on both companies' knowledge base in the district". Octavio Alvidrez, Vice President of Exploration, Engineering and Construction at Penoles said "We are pleased to have this opportunity to combine our exploration and production experience with MAG Silver's committed approach to district scale exploration. Our successful exploration work is leading us towards Juanicipio and a Joint Venture is the logical combination of mineral rights and exploration programs".

The Penoles-MAG Joint Venture on the Juanicipio Property lies 5 kilometres from the principal production head-frame of the Fresnillo Mine, and 2.3 kilometres from its westernmost underground workings. Exploration over the past 6 years by Penoles has focused on tracing the discovery of a series of new silver-rich veins to the west of the mine area. Penoles has also been expanding production at the Fresnillo mine with the recent development of the high-grade silver San Carlos vein system. Penoles' current exploration campaign resulted in the recently announced "Saucito" silver-gold vein discovery lying near the eastern boundary of the Juanicipio property. MAG's 2003-2004 exploration drilling intersected several vein structures with significant silver and gold values lying along the projection of the Saucito vein group. The initial Joint Venture exploration effort will focus on linking MAG's discoveries to the Saucito veins.

The principal features of the agreement are:

1.

Penoles can earn a 56% interest in Juanicipio upon completion of a US$5,000,000 exploration program on or before the end of year 4 of the agreement.

2.

During the first year, Penoles shall incur an obligatory work commitment expenditure of US$750,000.  Year 1 expenditures must include a minimum of 3,000 metres of diamond drilling.

3.

A flexible and staged exploration program is included in the contract.  Exploration work will be    supervised by a technical committee comprised of 3 representatives from Penoles and 2 from MAG Silver.  Penoles and MAG Silver are obliged to share their information in the district.  Part of the geological and exploration work will be conducted by MAG consultants and in-house personnel.

4.

Exploration results from Juanicipio will be published as appropriate on an ongoing basis, with both companies to agree on the content.

5.

Penoles will subscribe for US$500,000 in MAG shares, at a market based price on signing and an additional US$500,000 in MAG shares, at a market based price, if the contract continues into the second year.

About Penoles

Industrias Penoles, S.A. de C.V. and its subsidiaries make up one of Mexico's largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Penoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Penoles' productive operations are currently located in Mexico, where it operates the world's richest silver mine (Fresnillo), the world's fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Penoles the world's largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corp.

MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG's exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to discover silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver explorers in the Silver Mining Industry.  MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V as MAG.

On behalf of the Board of

MAG SILVER CORP.

"George S. Young"

Director

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Penoles S.A. de C.V. Contact Emilio Fandino, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.